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June 26, 2017

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions

Re:	XLIT Ltd.
Schedule TO-I
Filed June 7, 2017
File No. 005-89999

Dear Mr. Panos:

On behalf of XLIT Ltd. (the “Company”), we are responding to the oral comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made on June 23, 2017 in connection with the above captioned Schedule TO (as amended from time to time, including by Amendment No. 1 filed with the SEC on June 21, 2017, the “Schedule TO”).

In addition, please note that the Company is filing via EDGAR a complete copy of the Amendment No. 2 (the “Amendment No. 2”) to the Schedule TO (as so amended and including the exhibits filed therewith, the “Amended Schedule TO”). For the convenience of the Staff, we also sent to you via email a copy of this letter and a copy of the Amendment No. 2 to the Schedule TO.

Oral Comments

On June 23, 2017, in a telephone conversation between the Staff and counsel to the Company, the Staff requested that the amendments to the Company’s tender offer for its 5.500% Subordinated Notes due 2045 (the “2045 Notes Offer”) described in the press release, dated June 21, 2017, issued by XL Group Ltd, be included in an amendment to the Schedule TO. The Staff also requested an explanation of the Company’s legal basis for setting the “Price Determination Date” with respect to the 2045 Notes Offer on the same day as the expiration of the 2045 Notes Offer.

United States Securities and Exchange Commission

June 26, 2017

Response: In response to the Staff’s comments, the Company has included in the Amended Schedule TO the revisions to the 2045 Notes Offer described in the press release, dated June 21, 2017, issued by XL Group Ltd with respect to the 2045 Notes Offer. The Company has also amended the 2045 Notes Offer such that the Price Determination Date is now 2:00 p.m., New York City time, on June 30, 2017, the 18th business day of the 2045 Notes Offer. The press release, issued by XL Group Ltd on June 26, 2017, with respect to the amendment of the Price Determination Date has been included as an exhibit to the Amended Schedule TO.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call or email me at (212) 735-2918 or gregory.fernicola@skadden.com.

Sincerely,

/s/ Gregory A. Fernicola

cc:	Via E-mail Christina M. Thomas Staff Attorney

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda

Via E-mail
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP